EXHIBIT 99.2

Capstone Equities Capital Management 14 Wall Street New York, NY 10005 (212) 661-6335	G Asset Management 546 5th Avenue, 14th FL New York, NY 10036 (646) 840-5417

September 8, 2011

Members of the Compensation Committee c/o
Manhattan Bridge Capital
60 Cutter Mill Rd., Suite 205
Great Neck, New York 11021

Dear Compensation Committee Members:

Capstone Equities Capital Management LLC (“Capstone”) and G Asset Management, LLC (including their affiliates) are currently shareholders of your common stock.  We are writing for two purposes:

1)	To highlight our grave concerns about the current Manhattan Bridge Capital “MBC” executive compensation proposal and its destruction of value to minority shareholders.

2)	To offer constructive options for increasing shareholder capital and improving corporate governance that we believe will help unlock the substantial value in the enterprise.

By way of background, Capstone is a New York-based owner and operator of real estate properties with a portfolio that exceeds 2.5 million square feet of office, apartment and loan assets largely in New York City. Most relevant to MBC’s business are two loan acquisitions, one backed by a NYC office property and one backed by a NYC apartment property that were recently purchased by Capstone.  Another one of our investments, “30 Flatbush Avenue,” is in the heart of Downtown Brooklyn where many of your loans are located.

G Asset Management is a value-oriented investment firm.  The firm specializes in value-oriented public securities and special situation investing. The firm’s affiliate manages a real estate fund, which includes investments in both public and private real estate related opportunities.

We identified MBC as an opportunity, given its deep discount to book value, its participation in a business (short-term commercial lending) with solid risk-adjusted returns and a CEO whom viewed as a strong lender who had “skin in the game.”  Further, while there are certain improvements that we deem necessary, our due diligence using publicly available information on ACRIS has demonstrated that many of the loans made by MBC were wisely made at appropriate leverage levels. The attached chart marked Exhibit A illustrates initial loan to value rates of origination and the eventual sales price of the subject property. Out of the 64 loans sampled, 38 have been paid off. Only one of those loans appears to be on an asset that was transferred at a price beneath the loan amount. Out of the 24 outstanding, only 5 were outstanding for longer than one year.

Exhibit A

Fiduciary Duties of Care and Loyalty

As I am sure the Compensation Committee and Board are fully aware, you each have a direct fiduciary duty of care and loyalty to the minority shareholders. This means that each member of the Committee has a responsibility to perform his/her duties with the diligence of a reasonable person in similar circumstances, as well as a fiduciary duty to act in good faith and on an informed basis in the best interests of all the corporation’s shareholders.

The Board’s recent recommendation to grant 1,000,000 restricted shares to the CEO Mr. Ran and to increase the number of shares of Common Stock reserved for issuance of options, based on the recommendation of the Compensation Committee, raises, at the very least, serious questions as to whether the members of the Committee and the Board are fulfilling their obligations under their duty of care and loyalty. The proposed grant would be a substantial increase in non-performance-based compensation, and given the current share price and the resulting substantial transfer of balance sheet wealth to management, is unwarranted and unacceptable. Even more inappropriate is the dilution of minority shareholders, while the company is trading at less than half of liquidation value.

We have no problem with rewarding Mr. Ran with appropriate incentives that align his interests with minority shareholders, but not those that destroy minority shareholder value and, most importantly, are not based on any performance criteria.

After discussions with various compensation professionals, we confirmed that a typical option package for a CEO would give him or her the opportunity to earn equity in the range of 3% to 5% of total common equity shares outstanding. The attached Exhibit B compares MBC’s option package as a percentage of market cap to bridge lender peers. The 2009 company plan reasonably issued an incentive package at 6% of equity outstanding to MBC management.  A year later the plan was amended to make available for issuance in excess of 10% of the equity outstanding. A new package of restricted stock equal to nearly 30% of MBC’s current book value is clearly not in line with the market. We hereby propose that an independent compensation company be engaged and that compensation be tied into shareholder value creation in which minority shareholders would participate.

Exhibit B

The Board states in the Proxy Statement that a key reason for the proposed package is to keep the CEO’s interests aligned with shareholders. We believe that a 50% stake in the company is sufficient alignment.

The proposal itself is inconsistent with the mandate of the Compensation Committee. As set forth in the Proxy Statement, the Committee is charged with: “Reviewing the performance of our executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based on performance.” The proposed grant is not tied to performance and therefore is at odds with the Committee mandate and inconsistent with the fulfillment of its responsibilities. (Even the Committee acknowledges that the grant is not tied to performance:  “There are no specific financial or operational benchmarks or achievements associated with the vesting of the Restricted Shares and, therefore, the Restricted Shares may not qualify as ‘performance based’ compensation.”)

In the company’s 2010 10-K “Risks Related to Our Common Stock” section it is stated that:

“Our management and other affiliates have significant control of our common stock and could significantly influence our actions in a manner that conflicts with our interests and the interests of other shareholders.”

The above statement, in our opinion on its face, seems to be a forewarning of the breach of the duty of loyalty. The compensation proposal represents a clear misalignment between managers and shareholders and, in our opinion, if adopted, would be a breach of the duty of loyalty by the Board.

It is expected that the SEC will soon be mandating pay-for-performance disclosure, specifically the relationship between compensation actually “paid” to executives and company stock performance. The Board’s compensation proposal exemplifies the need for such disclosures.  As illustrated in the attached Exhibit C, the share price has gone from $1.65 in January 3, 2007 to $1.27 by December 30, 2010, a reduction of nearly 30%, and at the same time, Mr. Ran’s total compensation package went from approximately $135,000 in 2007 to $291,000 in 2010.

Exhibit C

Accordingly, for the reasons stated above, we demand that the Committee and the Board reconsider this proposal.

In addition, the adoption of this proposal may make it even more difficult for the company to gain access to already limited debt financing from institutional lenders at attractive terms, further discouraging the company’s growth strategy.  The company should, and we believe does, realize that capital markets discount for closely controlled enterprises and the company’s currently depressed stock price is partly a reflection of this.  The adoption of the proposal and the issuance of the Restricted Shares to Mr. Ran will likely make this situation worse.

There is extensive academic research showing the correlation between weak shareholder controls, excessive executive compensation and weak shareholder returns.

We would also like to comment on some of the other reasons stated in the Proxy Statement for the Board’s recommendation:

Excerpts from Proxy Statement

The Board further believes that replacing Mr. Ran’s options with the Restricted Shares will more closely align Mr. Ran’s interest with those of the Company and its shareholders for the following reasons:

The shares of Common Stock underlying the options are not subject to any restrictions. Mr. Ran could exercise the options and immediately sell those shares. The Restricted Shares cannot be sold, transferred, pledged, liened or disposed of in any way until they vest, which may not be for 15 years with respect to 1/3 of the shares, 16 years for an additional 1/3 of the shares and 17 years for the final 1/3 of the shares.

The Board has been advised that the value of the Restricted Shares is approximately equal to the value of the options that are being cancelled and those which he has agreed that he will not exercise.

Response: The Committee is proposing to cancel the options that were just issued on March 16, 2011 and authorize the Board to reserve further options for future issuance. On March 15, 2011, 140,000 options had already expired (worthless because of the lagging stock price). The fact that 140,000 of the proposed cancelled options, were just granted or “awarded” to Mr. Ran March 16, 2011 is not stated in the Proxy Statement and further demonstrates a clear lack of equivalence between the new proposed restricted shares to be issued and the cancelled options.

We believe a truly independent valuation expert would disagree. The analysis in Exhibit D, guided by discussions with an executive compensation expert, highlights the material difference in values.

Exhibit D

Bottom Line: There is no justification for the current incentive compensation proposal, which is markedly in excess of industry standards, and that works to the substantial detriment of minority shareholders.  It is essential that the Compensation Committee and the Board withdraw or defer action on this proposal (we would hope with the support of Mr. Ran) and, at a minimum, immediately retain an independent compensation firm to evaluate this proposal and alternative proposals for achieving company objectives in ways that align management and shareholder interests.

Value enhancement opportunities

On July 12, 2010, in light of the large discount at which the company traded, MBC engaged an investment bank to explore strategic initiatives, including capital formation, business development and growth aimed at enhancing shareholder value.   Yet over a year later, with no shareholder friendly developments announced, the Committee and the Board are recommending a transaction that will destroy shareholder value (the market reaction reflects this), while the company still trades at a large discount.

The company’s June 30th, 2011 10Q indicates that MBC has extended $4,420,000 of its loans (although less than a third of these have been fully or partially paid back). We cannot see a better return on capital than a share buyback when shares are trading at approximately 40% of net current asset value.

The company is generating returns in the 12% to 16% range on its loans, but ROE for the company has not been above mid-single digits since the bridge lending business began. The company needs additional capital and would generate strong operating leverage if it was able to achieve capital through either a line of credit or rights offering. Growth is necessary so the company’s shares can feature greater liquidity to open up the opportunity to institutional investors. We are open to making capital introductions if governance and minority shareholder protections have been addressed.

Another alternative is a conversion to a REIT. The tax savings would be material. In addition, the REIT requirements would address the control issue, which would be well received by the market. Also, the consistency of earnings being paid out as dividends would also be attractive to investors.

Governance Improvements / Board of Directors

The majority of the board members have been in place for over 10 years. Excluding Mr. Rand, Capstone and G Asset Management and their affiliates own more shares than the entire board combined.

MBC’s business transformation moving from the publishing and media business to its current form as a bridge lender should require different skill sets not necessarily present with the current board.  The company’s bylaws permit up to nine directors.
We believe adding directors with relevant experience in real estate and lending as well as someone in the institutional investment community with access to the capital markets would be beneficial. We are happy to make recommendations in accordance with the procedures for board appointment outlined in the company’s bylaws.

Such additions to the board would also likely provide further independence and better governance, two critical components of a corporation with growth aspirations in the capital markets.

Further, as we gain comfort in the Board’s commitment to minority shareholders and learn more about the company, management and future business prospects, along with achieving board representation, we might consider a structured investment that could provide capital to the company, which we believe would accelerate growth.

Capstone and G Asset Management hope to be long-term shareholders of Manhattan Bridge Capital and expect that the Compensation Committee and the Board will seriously consider our concerns. However, we must also state that with respect to the incentive compensation proposal, we will consider taking further action to express our concern with the proposal should the Board and the company move forward with its adoption.

Sincerely,

Joshua Zamir                                                                                     Michael Glickstein
Managing Principal                                                                          President
Capstone Equities Capital Management, LLC                             G Asset Management
212-661-6335 (Office)                                                                       (646) 840-5417 (Office)
Joshua@capstoneeq.com                                                               michael.glickstein@gassetmgmt.com

CC:

Mr. Michael J. Jackson
iCrossing
300 West 57th Street, 20th Floor
New York, NY 10019

Mr. Eran Goldshmid
New York Diamond Center
192 Lexington Avenue
New York, NY 10016

Mr. Phillip Michals
Aegis Capital Corp.
810 7th Avenue, 11th Floor
New York NY, 10019

Mr. Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital
60 Cutter Mill Rd., Suite 205
Great Neck, New York 11021